Mail Stop 4561

April 23, 2008

Via U.S. Mail and Facsimile 901.682.6667

Mr. Simon R.C. Wadsworth
Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Suite 300
Memphis, TN 38138

> **Re:** **Mid-America Apartment Communities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12762**

Dear Mr. Wadsworth:

We have reviewed your response letter dated April 14, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 31

1.   We note your response to comment one. As these measures exclude the impact of straight-line adjustments that are required by US GAAP, it appears that these amounts are non-GAAP financial measures. To the extent that disclosures of NOI growth and other non-GAAP financial measures are provided in future filings, please ensure such disclosures comply with Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 33

2.   We have reviewed your response to comment number two. Please disclose in future filings the amount of interest payments required on fixed-rate or swapped debt within or in a footnote to the table of contractual obligations. Additionally, please revise footnote (1) to refer the reader to other parts of the document which contain interest rate information for your variable-rate debt.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief